Exhibit 99.1

Qunar Reports Fourth Quarter and Fiscal Year 2014 Financial Results

Year-on-year revenue growth exceeds 100% for the third consecutive quarter

BEIJING, Mar 16, 2015 (GLOBE NEWSWIRE) — Qunar Cayman Islands Limited (NASDAQ: QUNR) (“Qunar” or the “Company”), China’s leading online and mobile travel platform, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2014.

Highlights for the Fourth Quarter and Fiscal Year 2014

Fourth Quarter 2014

•                  Total revenues for the fourth quarter of 2014 were RMB519.8 million (US$83.8 million), an increase of 107.1% year-on-year.

•                  Mobile revenues for the fourth quarter of 2014 were RMB257.5 million (US$41.5 million), an increase of 400.7% year-on-year, representing 49.5% of total revenues and 52.3% of pay-for-performance (“P4P”) revenues, compared to 20.5% and 22.6%, respectively, in the corresponding period of 2013.

•                  Total Estimated Flight Ticket volume (TEFT) and Total Estimated Hotel Room-night volume (TEHR) for the fourth quarter of 2014 were 24.6 million and 8.9 million, respectively, an increase of 61.8% and 107.7% year-on-year.

Fiscal Year 2014

•                  Total revenues for fiscal year 2014 were RMB1,756.8 million (US$283.1 million), an increase of 106.5% year-on-year.

•                  Mobile revenues for fiscal year 2014 were RMB708.7 million (US$114.2 million), an increase of 434.9% year-on-year, representing 40.3% of total revenues and 42.5% of P4P revenues, compared to 15.6% and 17.2%, respectively, in fiscal year 2013.

•                  Total Estimated Flight Ticket volume (TEFT) and Total Estimated Hotel Room-night volume (TEHR) for fiscal year 2014 were 83.9 million and 32.1 million, respectively, an increase of 64.0% and 98.1% year-on-year.

“We finished a remarkable 2014, our first year as a public company, with the third consecutive quarter of over 100% year-on-year revenue growth,” said Chenchao (CC) Zhuang, chief executive officer and co-founder of Qunar. “We achieved robust revenue growth in the fourth quarter across all our business lines, driven by strong volume gains in both TEFT and TEHR, and healthy quarter-on-quarter increases in revenue per ticket and revenue per room night.

“Mobile continued to be the key driver of our business,” Mr. Zhuang added. “In Q4, for the first time mobile contributed about half of our total revenues and accounted for 46% of TEFT, and 70% of TEHR. We will continue our strategy to further grow our mobile user base as well as increase our user frequency.”

“We are pleased with the return on our investments in technology and product sourcing throughout 2014,” said Sam Sun, chief financial officer of Qunar. “Direct sales accounted for 66% of our total hotel volume for the quarter. We will continue to execute on our plan and to drive Qunar’s long-term growth with an aggressive and deliberate investment approach.”

Fourth Quarter 2014 Financial Results

Total revenues for the fourth quarter of 2014 were RMB519.8 million (US$83.8 million), an increase of 107.1% year-on-year and 3.7% quarter-on-quarter. Mobile revenues for the fourth quarter of 2014 were RMB257.5million (US$41.5 million), an increase of 400.7% year-on-year, representing 49.5% of total revenues. Pay-for-performance (“P4P”) revenues for the fourth quarter of 2014 were RMB492.5 million (US$79.4 million), an increase of 116.9% year-on-year and 3.4% quarter-on-quarter.

Among the P4P revenues, flight and flight related revenues for the fourth quarter of 2014 were RMB344.4 million (US$55.5 million), an increase of 116.1% year-on-year and 10.4% quarter-on-quarter. Year-on-year P4P flight and flight related revenue growth was primarily due to a 61.8% increase in TEFT and a 33.6% increase in revenue per ticket. Quarter-on-quarter P4P flight and flight related revenue growth was primarily due to an 8.2% increase in TEFT and a 2.0% increase in revenue per ticket.

P4P hotel revenues were RMB102.2 million (US$16.5 million), an increase of 76.8% year-on-year and a decrease of 8.5% quarter-on-quarter. Year-on-year P4P hotel revenue growth was primarily due to a 107.7% increase in TEHR and was partially offset by a 14.9% decrease in revenue per room night. The quarter-on-quarter P4P hotel revenue decrease was primarily due to a 10.8% decrease in TEHR as a result of seasonality and was partially offset by a 2.5% increase in revenue per room night.

Gross profit for the fourth quarter of 2014 was RMB382.1 million (US$61.6 million), an increase of 90.9% year-on-year. Gross margin for the fourth quarter of 2014 was 73.5%, compared to 79.8% for the corresponding period of 2013 and 72.4% for the third quarter of 2014. The year-on-year increase in gross profit during the quarter was primarily due to the significant increase in total revenues, and was partially offset by an increase in online payment processing fees, recorded in cost of revenues, which the Company began to incur in the first quarter of 2014.

Product development expenses for the fourth quarter of 2014 were RMB242.1 million (US$39.0 million), an increase of 124.4% year-on-year, primarily due to an increase in salary, welfare and other expenses associated with headcount increases. Excluding share-based compensation expenses, product development expenses were RMB225.5 million (US$36.4 million), an increase of 125.7% year on year, and accounted for 43.4% of total revenues, compared to 39.8% for the corresponding period of 2013 and 43.1% for the third quarter of 2014.

Product sourcing expenses for the fourth quarter of 2014 were RMB110.6 million (US$17.8 million), an increase of 273.9% year-on-year, primarily due to an increase in product sourcing headcount. Excluding share-based compensation expenses, product sourcing expenses were RMB108.8 million (US$17.5 million), an increase of 284.3% year-on-year, and accounted for 20.9% of total revenues, compared to 11.3% for the corresponding period of 2013 and 19.8% for the third quarter of 2014.

Sales and marketing expenses for the fourth quarter of 2014 were RMB278.9million (US$44.9 million), an increase of 167.6% year-on-year, primarily due to an increase in salary and welfare expenses as a result of increased headcount, as well as an increase in online marketing expenses and advertising and other promotion expenses. The headcount expenses under sales and marketing were primarily expenses related to staff with operational functions, including call center staff, photographers, editors, and staff engaged in operational data analysis. Excluding share-based compensation expenses, sales and marketing expenses were RMB274.7 million (US$44.3 million), an increase of 171.1% year-on-year, and accounted for 52.9% of total revenues, compared to 40.4% for the corresponding period of 2013 and 52.5% for the third quarter of 2014.

Online marketing expenses for the Company’s Baidu Zhixin Cooperation for the fourth quarter of 2014 were RMB249.8 million (US$40.3 million), an increase of 6.0% quarter-on-quarter. The increase was primarily due to an increase of the appraised fair value of warrants the Company granted to Baidu under the Zhixin Cooperation Agreement. Online marketing expenses from the Zhixin Cooperation Agreement were non-cash expenses and recognized ratably over the period of service required to earn each tranche of warrants based upon the estimated exercisable number of the Baidu warrants and the fair value of the warrants at each reporting date.

General and administrative expenses for the fourth quarter of 2014 were RMB102.9 million (US$16.6 million), an increase of 73.9% year-on-year. The increase was primarily due to an increase in share-based compensation, salary and welfare expenses associated with headcount increases. Excluding share-based compensation expenses, general and administrative expenses were RMB60.1 million (US$9.7 million), an increase of 96.6% year-on-year, and accounted for 11.6% of total revenues, compared to 12.2% for the corresponding period of 2013 and 11.7% for the third quarter of 2014.

Contract termination loss provision, as a result of a one-off event, for the fourth quarter of 2014 was RMB64.5 million (US$10.4 million), compared to nil in the corresponding period of 2013 and nil in the third quarter of 2014.

Operating loss for the fourth quarter of 2014 was RMB666.6 million (US$107.4 million), compared to RMB100.7 million in the corresponding period of 2013 and RMB575.1million in the third quarter of 2014.

Operating loss on a non-GAAP basis, which excludes online marketing expenses from the Zhixin Cooperation Agreement of RMB249.8 million, share-based compensation expenses of RMB65.2 million, and contract termination loss provision of RMB64.5 million, for the fourth quarter of 2014 was RMB287.1 million (US$46.3 million). Operating margin (non-GAAP) for the fourth quarter of 2014 was negative 55.2%, compared to negative 23.3% in the corresponding period of 2013 and negative 54.6% for the third quarter of 2014. The year-on-year increase in operating loss was mainly attributable to an increase in headcount and continued investment in product development and product sourcing to drive business growth, especially development of the Company’s hotel direct business.

Net loss attributable to Qunar’s shareholders for the fourth quarter of 2014 was RMB675.5 million (US$108.9 million), compared to RMB121.6 million in the corresponding period of 2013 and RMB566.2 million for the third quarter of 2014. The increase in net loss attributable to Qunar’s shareholders was primarily due to reasons mentioned above.  Basic and diluted net loss per ADS for the fourth quarter of 2014 was RMB5.67 (US$0.90).

Adjusted net loss (non-GAAP), defined as net loss excluding online marketing expenses from the Zhixin Cooperation Agreement of RMB249.8 million, share-based compensation expenses of RMB65.2 million and contract termination loss provision of RMB64.5 million, for the fourth quarter of 2014 was RMB295.9 million (US$47.7 million), compared to adjusted net loss of RMB79.4 million in the corresponding period of 2013 and adjusted net loss of RMB264.7 million in the third quarter of 2014.

Adjusted EBITDA (non-GAAP), defined as net loss before income taxes, interest expenses, depreciation and amortization, further adjusted to exclude online marketing expenses from the Zhixin Cooperation Agreement of RMB249.8 million, share-based compensation expenses of RMB65.2 million and contract termination loss provision of RMB64.5 million, for the fourth quarter of 2014 was negative RMB268.8 million (US$43.3 million), compared to negative RMB46.5 million in the corresponding period of 2013 and negative RMB245.4 million for the third quarter of 2014.

Fiscal Year 2014 Financial Results

Total revenues for fiscal year 2014 were RMB1,756.8 million (US$283.1 million), an increase of 106.5% year-on-year. Mobile revenues for fiscal year 2014 were RMB708.7 million (US$114.2 million), an increase of 434.9% year-on-year, representing 40.3% of total revenues. P4P revenues for fiscal year 2014 were RMB1,666.7 million (US$268.6 million), an increase of 115.9% year-on-year.

Among the P4P revenues, flight and flight related revenues for fiscal year 2014 were RMB1,171.2 million (US$188.8 million), an increase of 112.5% year-on-year. Year-on-year P4P flight and flight related revenue growth was primarily due to a 64.0% increase in TEFT and a 29.6% increase in revenue per ticket.

P4P hotel revenues were RMB347.3 million (US$56.0 million), an increase of 79.0% year-on-year. Year-on-year P4P hotel revenue growth was primarily due to a 98.1% increase in TEHR and a 9.7% decrease in revenue per room night.

Gross profit for fiscal year 2014 was RMB1,301.9 million (US$209.8 million), an increase of 92.1% year-on-year. Gross margin for fiscal year 2014 was 74.1%, compared to 79.6% for 2013. The year-on-year increase in gross profit was primarily due to the significant increase in total revenues, and was partially offset by an increase in online payment processing fees, recorded in cost of revenues, which the Company began to incur in the first quarter of 2014.

Product development expenses for fiscal year 2014 were RMB774.5 million (US$124.8 million), an increase of 142.8% year-on-year, primarily due to an increase in salary, welfare and other expenses associated with headcount increases. Excluding share-based compensation expenses, product development expenses were RMB714.6 million (US$115.2 million), and accounted for 40.7% of total revenues, compared to 35.0% for 2013.

Product sourcing expenses for fiscal year 2014 were RMB316.9 million (US$51.1 million), an increase of 371.1% year-on-year, primarily due to an increase in product sourcing headcount. Excluding share-based compensation expenses, product sourcing expenses were RMB313.9 million (US$50.6 million), an increase of 381.9% year-on-year, and accounted for 17.9% of total revenues, compared to 7.7% for 2013.

Sales and marketing expenses for fiscal year 2014 were RMB890.9million (US$143.6 million), an increase of 182.4% year-on-year, primarily due to an increase in salary and welfare expenses as a result of increased headcount, as well as an increase in online marketing expenses and advertising and other promotion expenses. The headcount expenses under sales and marketing were primarily expenses related to staff with operational functions, including call center staff, photographers, editors, and staff engaged in operational data analysis. Excluding share-based compensation expenses, sales and marketing expenses were RMB878.3million (US$141.6 million), an increase of 183.2% year-on-year, and accounted for 50.0% of total revenues, compared to 36.4% for 2013.

Online marketing expenses for the Company’s Baidu Zhixin Cooperation for fiscal year 2014 were RMB700.0 million (US$112.8 million), compared to nil for 2013, as the cooperation was launched in January, 2014. Online marketing expenses from the Zhixin Cooperation Agreement were non-cash expenses and recognized ratably over the period of service required to earn each tranche of warrants based upon the estimated exercisable number of the Baidu warrants and the fair value of the warrants at each reporting date.

General and administrative expenses for fiscal year 2014 were RMB399.9 million (US$64.5 million), an increase of 209.5% year-on-year, primarily due to an increase in share-based compensation, salary and welfare expenses associated with headcount increases. Excluding share-based compensation expenses, general and administrative expenses were RMB209.0 million (US$33.7 million), an increase of 122.7% year-on-year, and accounted for 11.9% of total revenues, compared to 11.0% for 2013.

Operating loss for fiscal year 2014 was RMB1,844.8 million (US$297.3million), compared to RMB153.5 million for 2013.

Operating loss on a non-GAAP basis, which excludes online marketing expenses from the Zhixin Cooperation Agreement of RMB700.0 million, share-based compensation expenses of RMB266.4 million, and non-cash expenses relating to free user traffic contributed by Baidu of RMB3.3 million and contract termination loss provision of RMB64.5 million, for fiscal year 2014 was RMB810.7 million (US$130.7 million). Operating margin (non-GAAP) for fiscal year 2014 was negative 46.1%, compared to negative 9.9% for 2013. The increase in operating loss was mainly attributable to an increase in headcount and continued investment in product development and product sourcing to drive business growth, especially development of the hotel direct business.

Net loss attributable to Qunar’s shareholders for fiscal year 2014 was RMB1,846.9 million (US$297.7 million), compared to RMB187.3 million for 2013. The increase in net loss attributable to Qunar’s shareholders was primarily due to reasons mentioned above.  Basic and diluted net loss per ADS for fiscal year 2014 was RMB15.78 (US$2.55).

Adjusted net loss (non-GAAP), defined as net loss excluding online marketing expenses from the Zhixin Cooperation Agreement of RMB700.0 million, share-based compensation expenses of RMB266.4 million and non-cash expenses relating to free user traffic contributed by Baidu of RMB3.3 million and contract termination loss provision of RMB64.5 million, for fiscal year 2014 was RMB812.8 million (US$131.0 million), compared to adjusted net loss of RMB117.7 million for 2013.

Adjusted EBITDA (non-GAAP), defined as net loss before income taxes, interest expenses, depreciation and amortization, further adjusted to exclude online marketing expenses from the Zhixin Cooperation Agreement of RMB700.0 million, share-based compensation expenses of RMB266.4 million and non-cash expenses relating to free user traffic contributed by Baidu of RMB3.3 million and contract termination loss provision of RMB64.5 million, for fiscal year 2014 was negative RMB743.2 million (US$119.8 million), compared to negative RMB51.7 million for 2013.

As of December 31, 2014, Qunar had cash, cash equivalents, restricted cash, funds receivable and short-term investments of RMB1.5 billion (US$235.8 million). Qunar entered into a US$300 million revolving credit facility agreement with Baidu on February 27, 2014. The agreement has a term of three years and any drawdown bears an annual interest rate of 90% of the benchmark lending rate published by the People’s Bank of China and shall be repaid within three years from the drawdown date. The Company may repay its outstanding debt obligation at maturity either by cash or by its shares. The applicable share conversion price will be determined by the prevailing share price at the maturity date. On March 12, 2015, Qunar drew down RMB 507 million from Baidu according to the revolving credit facility agreement with the plan to use the funds for the Company’s operational and investment needs. As of February 28, 2015, Qunar had 224,299,179 Class A ordinary shares and 134,430,393 Class B ordinary shares outstanding.

Business Outlook

For the first quarter of 2015, the Company expects year-on-year revenue growth in the range of 85% to 90%. This forecast reflects Qunar’s current and preliminary view, which is subject to change.

Conference Call

Qunar’s management will hold an earnings conference call at 9:00 PM on March 16, 2015, U.S. Eastern Time (9:00 AM on March 17, 2015, Beijing/Hong Kong Time).

Dial-in details for the earnings conference call are as follows:

International:	+65-6823-2299
U.S.:	+1-631-514-2526
UK:	+44-20-3078-7622
Hong Kong:	+852-5808-3202
Mainland China:	400-120-0539

Passcode for all regions: 9030372

A replay of the conference call may be accessed by phone at the following number until March 23, 2015:

International:	+61-2-9641-7900
Passcode:	9030372

Additionally, a live and archived webcast of this conference call will be available at http://investor.qunar.com.

Forward-looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Loss Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, quotations from management and the Business Outlook section in this press release, as well as Qunar’s strategic and operational plans, contain forward-looking statements. Qunar may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to fourth parties. Statements that are not historical facts, including statements about Qunar’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; its future business development, financial condition and results of operations; the expected growth of the online travel markets in China; the Company’s expectations regarding demand for and market acceptance of its products and services; its expectations regarding our relationships with users and travel service providers; the execution of the business cooperation framework agreement with Baidu; its plans to invest in the technology platform; competition in our industry; fluctuations in general economic and business conditions in China; and relevant government policies and regulations relating to our industry. Further information regarding these and other risks is included in our prospectus and other documents filed with the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release, and Qunar undertakes no duty to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Qunar’s consolidated financial results presented in accordance with United Statements Generally Accepted Accounting Principles (“GAAP”), Qunar also uses Adjusted net income/(loss), Adjusted EBITDA and Adjusted operating income/(loss) as additional non-GAAP financial measures. These non-GAAP financial measures enable management to assess the Company’s operating results without considering the impact of contract termination loss provisions resulted from one-off event, and non-cash charges, including share-based payments, depreciation and amortization, expenses relating to free user traffic contributed by Baidu, Inc., and online marketing expenses from the Zhixin Cooperation Agreement. Furthermore, these non-GAAP financial measures eliminate the impact of items that Qunar does not consider indicative of the performance of its business.

Qunar presents these non-GAAP financial measures because they are used by management to evaluate its operating performance, formulate business plans, and make strategic decisions on capital allocation. Qunar also believes that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating its operating performance and consolidated results of operations in the same manner as management and in comparing financial results across accounting periods and to those of its peer companies. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. A limitation of using these non-GAAP financial measures is that these non-GAAP measures do not include all items that impact the Company’s results of operations for the period. The table captioned “Reconciliations of GAAP and non-GAAP Measures” has more details on the reconciliations between GAAP financial measures that are most directly comparable to the non-GAAP financial measures.

Currency Convenience Translation

The United States dollar (US$) amounts disclosed in this press release are presented solely for the convenience of the reader. The conversion of Renminbi (RMB) into U.S. dollars is based on the exchange rate set forth in the H.10 statistical release of the Federal Reserve Bank of New York on December 31, 2014, which was RMB6.2046 to US$1.00. The Company makes no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all. The percentages stated are calculated based on the RMB amounts.

About Qunar

Qunar Cayman Islands Limited is the leading online and mobile travel platform for the travel industry in China. Qunar’s goal is to empower Chinese travelers to define their travel experience. Founded in May 2005 and headquartered in Beijing, Qunar is committed to providing travelers with a one-stop travel information source on both PC and mobile devices. The Company enables travelers to find the best-value deals by aggregating and processing highly fragmented travel product information from tens of thousands of travel service providers into an organized and user-friendly display through its proprietary technology. According to research firm iResearch, Qunar has ranked No. 1 among all non-state-owned online travel companies in China in terms of monthly unique visitors since November 2010. Qunar’s mobile application “Qunar Travel” was ranked the most frequently used mobile travel application in China by China Internet Network Information Center in September 2012.

Leveraging its large user base and advanced technologies, the Company provides an attractive value proposition to its customers, which include travel service providers and display advertisers.

Qunar means “where to go” in Mandarin Chinese.

Qunar Cayman Islands Limited

Condensed Consolidated Balance Sheets

	December 31,	December 31,	December 31,
(In thousands except for number of shares and per share data)	2013	2014	2014
	RMB	RMB	USD
	Audited	Unaudited	Unaudited
ASSETS
Current assets:
Cash and cash equivalents	980,129	812,972	131,027
Restricted cash	163,506	236,929	38,186
Funds receivable	241,122	413,084	66,577
Short-term investments	485,945	—	—
Accounts receivable, net	99,892	165,404	26,658
Due from related parties	10,000	39,951	6,439
Prepayments and other current assets	66,104	259,734	41,862
Deferred tax assets, current	8,436	22,859	3,684
Total current assets	2,055,134	1,950,933	314,433

Non-current assets:
Property and equipment, net	45,690	149,307	24,064
Intangible assets	—	2,849	459
Long-term Investment	—	103,175	16,629
Other non-current assets	23,951	61,453	9,904
Total non-current assets	69,641	316,784	51,056

Total assets	2,124,775	2,267,717	365,489

LIABILITIES AND SHAREHOLDERS’ EQUITY(DEFICIT)

Current liabilities:
Customer advances and deposits	164,679	258,992	41,742
Due to related parties	4,492	6,305	1,016
Accounts payable	5,087	19,813	3,193
Salaries and welfare payable	85,977	201,433	32,465
Income tax payable	5,764	22,821	3,678
Accrued expenses and other current liabilities	438,486	1,155,547	186,240
Warrant liability	—	701,776	113,106
Total current liabilities	704,485	2,366,687	381,440

Non-current liabilities:
Non-current liabilities	57,863	71,616	11,542
Total non-current liabilities	57,863	71,616	11,542

Total liabilities	762,348	2,438,303	392,982

Shareholders’ equity(deficit):
Class A ordinary shares	1,914	1,426	230
Class B ordinary shares	240	831	134
Additional paid-in capital	1,788,167	2,069,313	333,513
Accumulated other comprehensive (loss)income	(28,476)	4,163	671
Accumulated deficit	(399,418)	(2,246,319)	(362,041)
Total shareholders’ equity(deficit)	1,362,427	(170,586)	(27,493)

Total liabilities and shareholders’ equity(deficit)	2,124,775	2,267,717	365,489

Qunar Cayman Islands Limited

Condensed Consolidated Statements of Operations

(In thousands	Three Months Ended				Year ended
except for number of shares and per	December 31,	September 30,	December 31,	December 31,	December 31,	December 31,	December 31,
share(ADS) data)	2013	2014	2014	2014	2013	2014	2014
	RMB	RMB	RMB	USD	RMB	RMB	USD
	Audited	Unaudited	Unaudited	Unaudited	Audited	Unaudited	Unaudited
Revenues
Pay-for-performance services(*)	227,082	476,397	492,520	79,380	772,114	1,666,653	268,616
Display advertising services	19,544	24,365	26,742	4,310	63,503	87,894	14,166
Other services(*)	4,343	365	496	80	15,305	2,208	356
Total revenues	250,969	501,127	519,758	83,770	850,922	1,756,755	283,138
Cost of Revenues	(50,793)	(138,223)	(137,679)	(22,190)	(173,395)	(454,902)	(73,317)
Gross profit	200,176	362,904	382,079	61,580	677,527	1,301,853	209,821

Operating expenses:
Product developments (Note 1)	(107,905)	(229,548)	(242,101)	(39,020)	(319,021)	(774,511)	(124,829)
Product sourcing (Note 1)(**)	(29,572)	(99,763)	(110,557)	(17,819)	(67,271)	(316,903)	(51,076)
Sales and marketing (Note 1)(**)	(104,195)	(266,210)	(278,850)	(44,942)	(315,506)	(890,861)	(143,581)
General and administrative (Note 1)	(59,184)	(106,902)	(102,893)	(16,583)	(129,209)	(399,914)	(64,454)
Online marketing expense for Baidu Zhixin Cooperation	—	(235,575)	(249,820)	(40,264)	—	(699,983)	(112,817)
Contract termination loss provision	—	—	(64,485)	(10,393)	—	(64,485)	(10,393)
Operating loss	(100,680)	(575,094)	(666,627)	(107,441)	(153,480)	(1,844,804)	(297,329)
Interest income, net	3,455	6,923	4,677	754	4,757	31,329	5,049
Foreign exchange gain(loss), net	1,799	4,444	(7,452)	(1,201)	1,469	(20,739)	(3,343)
Other income, net	72	1,371	1,720	277	1,057	4,873	785
Loss before income taxes	(95,354)	(562,356)	(667,682)	(107,611)	(146,197)	(1,829,341)	(294,838)
Income tax expense	(26,201)	(3,885)	(7,780)	(1,254)	(41,092)	(17,560)	(2,830)
Net loss attributable to ordinary shareholders	(121,555)	(566,241)	(675,462)	(108,865)	(187,289)	(1,846,901)	(297,668)

Loss per share for ordinary shares:
Net loss per ordinary share—basic	(0.37)	(1.59)	(1.89)	(0.30)	(0.61)	(5.26)	(0.85)
Net loss per ordinary share—diluted	(0.37)	(1.59)	(1.89)	(0.30)	(0.61)	(5.26)	(0.85)

Loss per ADS(each ADS represents three class B ordinary shares):
Net loss per ADS—basic	(1.11)	(4.77)	(5.67)	(0.90)	(1.83)	(15.78)	(2.55)
Net loss per ADS—diluted	(1.11)	(4.77)	(5.67)	(0.90)	(1.83)	(15.78)	(2.55)

Weighted average number of ordinary shares:
Class A ordinary shares
Basic	303,022,271	251,652,499	238,411,887	238,411,887	299,524,536	266,696,495	266,696,495
Diluted	303,022,271	251,652,499	238,411,887	238,411,887	299,524,536	266,696,495	266,696,495

Class B ordinary shares
Basic	25,407,065	104,241,891	118,570,933	118,570,933	6,403,973	84,713,813	84,713,813
Diluted	328,429,336	355,894,390	356,982,820	356,982,820	305,928,509	351,410,308	351,410,308

Note 1: Includes share-based compensation expenses as follows:
Product developments	(7,975)	(13,802)	(16,565)	(2,670)	(20,784)	(59,884)	(9,652)
Product sourcing	(1,259)	(551)	(1,761)	(284)	(2,117)	(2,958)	(477)
Sales and marketing	(2,854)	(3,171)	(4,127)	(665)	(5,417)	(12,565)	(2,025)
General and administrative	(28,606)	(48,108)	(42,775)	(6,894)	(35,389)	(190,963)	(30,778)
Total share-based compensation expenses	(40,694)	(65,632)	(65,228)	(10,513)	(63,707)	(266,370)	(42,932)

*Also includes revenue from group-buying business, which was reclassified from “other revenue”, as the commission is earned on pay-for-performance basis. Comparative amounts for the prior periods have been reclassified to conform to the current period presentation.

**Starting from year 2014, certain expenses we incur to develop, maintain and monitor our suppliers relationship were reclassified from “Sales and marketing expenses” to “Product sourcing expenses”. Comparative amounts for the prior periods have been reclassified to conform to the current period presentation.

Reconciliations of GAAP and non-GAAP measures (in thousands)

	Three Months Ended				Year ended
	December 31,	September 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2013	2014	2014	2014	2013	2014	2014
	RMB	RMB	RMB	USD	RMB	RMB	USD
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
Net loss attributable to ordinary shareholders	(121,555)	(566,241)	(675,462)	(108,865)	(187,289)	(1,846,901)	(297,668)
Add:
Share-based compensation expenses	40,694	65,632	65,228	10,513	63,707	266,370	42,932
Non-cash expenses relating to free user traffic contributed by Baidu	1,480	324	—	—	5,920	3,304	533
Online marketing expense for Baidu Zhixin Cooperation	—	235,575	249,820	40,264	—	699,983	112,817
Contract termination loss provision	—	—	64,485	10,393	—	64,485	10,393
Adjusted net loss (non-GAAP)(*)	(79,381)	(264,710)	(295,929)	(47,695)	(117,662)	(812,759)	(130,993)
Add:
Income tax expense	26,201	3,885	7,780	1,254	41,092	17,560	2,830
Depreciation and amortization	6,557	15,382	19,395	3,126	22,735	52,048	8,389
Interest expense	82	—	—	—	2,166	—	—
Adjusted EBITDA (non-GAAP) (**)	(46,541)	(245,443)	(268,754)	(43,315)	(51,669)	(743,151)	(119,774)

Operating loss	(100,680)	(575,094)	(666,627)	(107,441)	(153,480)	(1,844,804)	(297,329)
Add:
Share-based compensation expenses	40,694	65,632	65,228	10,513	63,707	266,370	42,932
Non-cash expenses relating to free user traffic contributed by Baidu	1,480	324	—	—	5,920	3,304	533
Online marketing expense for Baidu Zhixin Cooperation	—	235,575	249,820	40,264	—	699,983	112,817
Contract termination loss provision	—	—	64,485	10,393	—	64,485	10,393
Adjusted operating loss(non-GAAP)(***)	(58,506)	(273,563)	(287,094)	(46,271)	(83,853)	(810,662)	(130,654)

*Adjusted net loss (non-GAAP), defined as net loss excluding share-based compensation expenses, non-cash expenses relating to free user traffic contributed by Baidu, Inc., online marketing expenses for Baidu Zhixin Cooperation and contract termination loss provision.

** Adjusted EBITDA (non-GAAP), defined as net loss before income taxes, interest expenses, depreciation and amortization, further adjusted to exclude share-based compensation expense, non-cash expenses relating to free user traffic contributed by Baidu, Inc., online marketing expenses for Baidu Zhixin Cooperation and contract termination loss provision.

*** Adjusted operating income (loss)(non-GAAP), defined as operating income (loss) excluding share-based compensation expenses, non-cash expenses relating to free user traffic contributed by Baidu, Inc., online marketing expenses for Baidu Zhixin Cooperation and contract termination loss provision.

CONTACT:	For more information, please contact:
China
Xiaolu Zhu / Jenna Qian
Qunar Cayman Islands Limited
Tel: +86-10-5760-3609
Email: ir@qunar.com / press@qunar.com

Nick Beswick
Brunswick Group
Tel: +86-10-5960-8600
Email: qunar@brunswickgroup.com

U.S.
Rachel Hunter
Brunswick Group
Tel: +1-212-333-3810
Email: qunar@brunswickgroup.com

Source: Qunar Cayman Islands Limited